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SEC FILE NUMBER
8-65856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stanley Laman Group Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1235 Westlakes Drive, Suite 295
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James J. Laman	(610) 993-9100	jiml@stanleylaman.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Boulevard E	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Laman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stanley Laman Group Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member/Principal

Michelle Koran

Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHELLE KORAN - Notary Public
Chester County
My Commission Expires August 14, 2027
Commission Number 1058111

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stanley Laman Group Securities, LLC

Financial Statements and Supplemental Information

December 31, 2025

Including Report of Independent Registered Public Accounting Firm
as of and for the Year Ended December 31, 2025

(Filed as CONFIDENTIAL Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934)

Stanley Laman Group Securities, LLC

Table of Contents

December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Members of
Stanley Laman Group Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stanley Laman Group Securities LLC (the Company) as of December 31, 2025, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Baker Tilly US, LLP

New York, New York
February 26, 2026

Stanley Laman Group Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Assets

Cash and cash equivalents	$	470,566
Commissions receivable		474
Prepaid expenses		19,875
Total assets	$	490,915

Liabilities and Members' Equity

Liabilities

Commissions payable	$	379

Members' Equity

		490,536
Total liabilities and members' equity	$	490,915

Stanley Laman Group Securities, LLC

Statement of Operations
Year Ended December 31, 2025

Revenues	
Commissions	$ 626,078
Interest income	1
Total revenues	626,079
Expenses	
Commissions	496,154
Other expenses	92,417
Total expenses	588,571
Net income	$ 37,508

Stanley Laman Group Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2025

Balance, Beginning of Year	$ 453,028
Net income	37,508
Balance, End of Year	$ 490,536

Stanley Laman Group Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities

Net income	$	37,508
Adjustments to reconcile net income to net		
cash provided by operating activities		
Changes in:		
Commissions receivable		462
Prepaid expenses		(3,740)
Commissions payable		(341)
Net cash provided by operating activities and		
increase in cash and cash equivalents		33,889
Cash and Cash Equivalents at Beginning of Year		436,677
Cash and Cash Equivalents at End of Year		$470,566

1. Business Activity and Organization

Stanley Laman Group Securities, LLC (the "Company") was formed in April 2002 for the purpose of providing broker-dealer services in variable life insurance. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is affiliated with another entity under common control and ownership. All revenue generated is the result of its affiliation with this other entity.

The Company operates as a Limited Liability Company which generally limits liability to creditors of the Company to the assets of the Company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Disclosure

The Company has one operating segment, variable universal life insurance sales, and therefore the segment measure of profit required to be disclosed is the net income reported on the accompanying Statement of Operations, and segment assets are reported as total assets on the accompanying Statement of Financial Condition.

The variable universal life (VUL) insurance sales segment derives revenues from commissions earned on the sale of variable universal life insurance policies sold primarily in North America.

The accounting policies are the same as those described in the summary of significant accounting policies. The chief decision makers, which consist of the chief financial officer and chief executive officer, evaluate financial performance on an entity-wide basis since the Company has a single operating segment. Therefore, discrete financial information is not available. Since the Company has only one operating segment and is managed on a consolidated basis, the segment measure of profit or loss required to be disclosed in the segments' note is net income as reported.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

Allowance for Credit Losses

The Company accounts for its commission's receivable at amortized cost. Financial Accounting Standards Board ("FASB") ASC 326, Measurement of Credit Losses on Financial Instruments, among other requirements, requires the Company to establish an allowance for credit losses based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with these commissions receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. There was no allowance for credit losses as of January 1, 2025 or December 31, 2025.   For the year ended December 31, 2025, the Company did not incur any credit losses, recoveries or charge-offs.

Revenue Recognition

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") ASC 606, Revenue from Contracts with Customers.

Insurance commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy.

The Company derives its revenues primarily from commissions earned on insurance policies that it places, either as a percentage of the policy premium or as a stated fee. The Company's contracts generally contain a single performance obligation. Revenue is recognized when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services, which typically occurs when the customer remits payment of the policy premium.

The Company determines revenue recognition through the following steps:
- Identification of the contract with the customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the performance obligations are satisfied

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

From time to time, the Company may receive discretionary revenue from one source, related to variable insurance policy purchases. This income is recognized as and when amounts are received and/or are able to be reasonably estimated, this is the point at which variable consideration is known and the likelihood of reversal of income is significantly reduced. The total discretionary revenue received from this source for the year-ended December 31, 2025 amounted to $55,253.

Disaggregated Revenue:

Revenue Stream	Statement of Operations Classification	Total Revenues
Insurance Commissions	Commission	$626,078
Interest	Interest Income	1
Total Revenue		$626,079

Income Taxes

In lieu of corporate income taxes, the members of a limited liability corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for corporate income taxes is included in these financial statements.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. This standard provides guidance on accounting for income taxes, including uncertain tax positions. No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

In November 2024, the FASB issued ASU "2024-03", "Income Statement --Reporting Comprehensive Income --Expense Disaggregation Disclosures" ("ASU 2024-03"). The ASU is intended to enhance the transparency and decision usefulness of income statement expense disclosures by requiring greater disaggregation of certain expense categories. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, though early adoption is permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will not require significant changes to its expense disclosures.

Concentrations of Credit Risk

The Company maintains cash balances at a financial institution located in the Philadelphia area. Company's management performs periodic review of the relative credit rating of its bank to lower its risk. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. Non-interest-bearing cash accounts are currently insured for amounts up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Noting the Company currently has amounts that exceed this threshold through December 31, 2025. However, for the reasons mentioned above, the Company does not believe this poses a significant risk.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2025; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated and noted no subsequent events or transactions that have occurred subsequent to December 31, 2025, and through February 26, 2026, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(1), which relates to the maintenance of special accounts for the exclusive benefits of customers.

4. Related Party Transactions

The Company shares office space with an affiliate under common control and ownership. During 2025, the Company paid fees of $12,250 to the affiliate for its allocated share of rent, utilities and office expenses, which are included in "Other Expenses" on the Statement of Operations. The fees are based on the affiliate's estimate of expenses incurred related to the resources utilized by the Company. Management believes that these estimates were made on a reasonable basis. However, the fees are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been.

The Company pays commissions to an officer of the Company for the work that the officer performs in securing sales of variable universal life policies for clients of the Company, generating commission revenue for the Company. Management believes that the payment of these commissions to the officer of the Company are made on a reasonable basis. For 2025, the commissions paid to the officer totaled $496,154.   The officer of the Company is contractually required to pay that amount to the affiliated entity.   Commissions of $496,154 were recognized and there are $379 in amounts due as of December 31, 2025.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company's net capital was $470,661, which was $465,661 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .08% at December 31, 2025.

6. Commitments and Contingencies

The Company is subject to claims and legal proceedings which arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time. The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Transactions entered into as of December 31, 2025 settled with no adverse effect on the Company's financial condition.

Stanley Laman Group Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2025

Computation of Net Capital

1. Total members' equity from statement of financial condition	$ 490,536
2. Deduct: members' equity not allowable for net capital	-
3. Total members' equity qualified for net capital	490,536
4. Add:	
a. Allowable subordinated borrowings	-
b. Other deductions or credits	-
5. Total capital and allowable subordinated borrowings	490,536
6. Deductions and/or charges	
a. Total non-allowable assets	
Prepaid expenses	19,875
7. Other additions and/or credits	-
8. Net capital before haircuts on securities positions	470,661
9. Haircuts on securities	
Common stock	-
Undue concentration	-
	-
10. Net capital	$ 470,661

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 25
12. Minimum dollar requirement	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 465,661
15. Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$464,661

Stanley Laman Group Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, (continued)
December 31, 2025

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from statement of financial condition		$ 379
17.	Add:		
	a. Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c: Other unrecorded amounts		-
18.	Deduct:		
	Adjustments based on Special Reserve Bank Accounts (15(c) 3-1) (c)(I)(vii)		-
19.	Total aggregate indebtedness		$ 379
20.	Ratio of aggregate indebtedness to net capital		.08%

Statement Pursuant to Rule 17a-5(d)(4)

There is no difference between this computation of net capital and the corresponding computation prepared by Stanley Laman Group Securities, LLC and included in the Company's unaudited Part IIA of Form X-17a-5 as of December 31, 2025.

**Schedule II - Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and Exchange
Commission December 31, 2025**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

**Schedule III – Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the Securities and Exchange
Commission December 31, 2025**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.



Report of Independent Registered Public Accounting Firm

To the Members of Stanley Laman Group Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for a Broker Dealer Claiming Exemption Under Rule 15c3-3, in which (1) Stanley Laman Group Securities, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provisions) and (2) Stanley Laman Group Securities, LLC stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025 without exception. Stanley Laman Group Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stanley Laman Group Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 26, 2026



Stanley Laman Group Securities, LLC
Exemption Report

Stanley Laman Group Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2025, without exception.

Stanley Laman Group Securities, LLC

I, James J. Laman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Principal

February 26, 2026

15



**Report of Independent Registered Public Accounting Firm
on Applying Agreed Upon Procedures**

To the Members of
Stanley Laman Group Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Stanley Laman Group Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 26, 2026